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Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4000 tel 212 701 5800 fax

August 15, 2014

Re:	Citizens Financial Group, Inc.
Registration Statement on Form S-1 (the “Registration Statement”)
File No. 333-195900

Ms. Kathryn S. McHale

Senior Staff Attorney

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. McHale:

Citizens Financial Group, Inc., a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission, pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 2 to its Registration Statement on Form S-1 (“Amendment No. 2”) and the prospectus included therein (the “Prospectus”).

On behalf of the Company, we are writing to respond to the comments raised in your letter to the Company dated June 26, 2014. The responses below have been provided by the Company and correspond to the captions and numbers of those comments (which are reproduced below in italics). For your convenience, copies of Amendment No. 2 are enclosed and have been marked to show changes from Amendment No. 1 to the Registration Statement filed June 19, 2014. References to page numbers in our response are to page numbers in Amendment No. 2. Capitalized terms defined in Amendment No. 2 and used in this letter but not otherwise defined herein have the meanings assigned to them in Amendment No. 2.

Selected Statistical Information, page 159

1. Please revise to provide the information provided in this section for the most recent interim period or tell us why you do not believe the information is useful for investors.

In response to the Staff’s comment, the Company has revised the disclosure under the caption “Selected Statistical Information” in the Prospectus for the most recent interim period.

Securities and Exchange Commission	2	August 15, 2014

Principal and Selling Stockholders, page 251

2. We note your response to comments 18-21 of our comment letter dated June 6, 2014. Because the selling stockholders are affiliates of a broker-dealer, and you have not made the representations requested in comment 20, we are not able to agree with your analysis in response to comment 21 that the broker-dealer affiliates are not underwriters. Please revise your registration statement to include the requested representations or to indicate that the broker-dealer affiliates are underwriters.

The Company has revised the disclosure on page 9 of the Prospectus in response to the Staff’s comments to include the requested representations. As a holding company of a large global banking and financial services group, RBS regularly acquires and disposes equity securities of direct and indirect subsidiaries in the ordinary course of its business. Moreover, RBS’s ownership of the Company’s outstanding common stock (other than as previously noted) for over 25 years demonstrates its intent to hold the common stock as an investment and that it did not purchase the Company’s common stock with a view to distribution. For these reasons and on this basis, the Company and RBS continue to believe that none of the broker-dealer affiliates are underwriters in connection with the proposed sale of the Company’s common stock.

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Securities and Exchange Commission	3	August 15, 2014

The Company will furnish a letter at the time it requests acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the Staff’s comment letter.

Please direct any comments on the foregoing to the undersigned at (212) 450-4950.

Very truly yours,

/s/ Nicholas A. Kronfeld
Nicholas A. Kronfeld

cc w/ enc:	Kathryn S. McHale Erin Purnell Michael Volley Amit Pande Division of Corporation Finance U.S. Securities and Exchange Commission

Stephen T. Gannon Citizens Financial Group, Inc.

Leslie N. Silverman Derek M. Bush Cleary Gottlieb Steen & Hamilton LLP